One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com
December 17, 2010
Via EDGAR Transmission and FedEx
Via Facsimile Transmittal 703.813.6982
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Approach Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 001-33801
Dear Mr. Horowitz:
     This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The Staff’s comments were provided to the Company in a letter dated December 13, 2010. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Proved Oil and Gas Reserves
Summary of Oil and Gas Reserves as of Fiscal Year-End, page 7
1.	We note that you have grouped your proved reserves related to oil and natural gas liquids together for purposes of disclosing your proved reserves here and elsewhere in your filing. Please revise to separately present these product types or tell us how grouping these product types together meets the disclosure requirements per Item 1202(a)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment. Although we do not believe that Item 1202(a)(4) requires separate disclosure of reserves of oil and NGLs, we acknowledge that such disclosure could be helpful to readers. We note that the report of DeGolyer & MacNaughton filed as Exhibit 99.1 to our Form 10-K separately presents proved reserves of oil and NGLs. In addition, we note that we separately presented oil and NGLs reserves in our Form 10-Q for the period ended June 30, 2010, filed with the Commission on August 4, 2010, and in our mid-year reserves press release furnished to the Commission in a Current Report on Form 8-K filed on August 3, 2010. Accordingly, we propose to separately present oil and NGLs reserves in future filings requiring disclosure pursuant to Item 1202(a)(4) of Regulation S-K, including our Form 10-K for the year ended December 31, 2010, which we expect to file on or before March 16, 2011.

Mr. Ethan Horowitz
Securities and Exchange Commission
December 17, 2010

Preparation of Proved Reserves Estimates
Internal Controls over Preparation of Proved Reserves Estimates, page 7
2.	We note that your internal control policies require that your reserve estimates are prepared in accordance with generally accepted petroleum engineering principles. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such practices that are “generally accepted petroleum engineering principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to prepare reserve information in conformity with such principles.

Response:

We acknowledge the Staff’s comment. In future filings requiring disclosure pursuant to Item 1202(a)(7) of Regulation S-K, we propose to remove the reference to “generally accepted petroleum engineering principles” and include the language below:

“Our policies regarding internal controls over the recording of reserve estimates require reserve estimates to be in compliance with Securities and Exchange Commission rules, regulations and guidance and to be prepared in accordance with ‘Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information’ promulgated by the Society of Petroleum Engineers.”
Markets and Customers, page 13
3.	Please tell us whether you had any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009 and tell us how you have addressed the disclosure requirements per Item 1207 of Regulation S-K.

Response: The Company did not have any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009.
     Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,
/s/ J. Curtis Henderson
J. Curtis Henderson
Executive Vice President and General Counsel

cc: Donald F. Delaney, Senior Accountant